EXHIBIT 99.2

Vinci Compass Reports First Quarter 2026 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci Compass entered 2026 from a position of strength, delivering the highest quarterly FRE in our history, with R$96 million in Fee Related Earnings and an FRE margin above 35%. The quarter reflected the full contribution of Verde, continued fundraising momentum across Global IP&S and Credit, and disciplined cost execution across the platform. With the announced combination with BACS in Argentina and the ongoing integration with Verde, we continue to expand our regional footprint, scale high-growth strategies, and compound long-term value for clients and shareholders.”

Fee Related Earnings (FRE)

AUM & Dividends

1Q’26 Earnings Release May 11th, 2026

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of March 2026, Vinci Compass had R$347 billion in assets under management and advisory.

Webcast and Earnings Conference Call

Vinci Compass will host a conference call at 5:00pm ET on Monday, May 11, 2026, to announce its first quarter 2026 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at:

https://ir.vincicompass.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Earnings Release | Vinci Compass	3

1Q’26 Earnings Release May 11th, 2026

Segment Earnings

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	∆ YoY(%)	1Q'25 LTM	1Q'26 LTM	∆ YoY(%)
Net revenue from management fees	195,529	219,730	244,858	25%	586,606	861,696	47%
Net revenue from advisory fees	24,853	15,444	16,067	(35)%	82,628	83,115	1%
Other revenues	11,262	11,819	11,040	(2)%	19,187	45,207	136%
Total Fee Related Revenues[i]	231,644	246,993	271,965	17%	688,421	990,018	44%
Segment personnel expenses	(20,125)	(21,981)	(24,731)	23%	(50,815)	(85,529)	68%
Other G&A expenses	(15,431)	(16,200)	(19,298)	25%	(42,804)	(67,106)	57%
Placement fee amortization and rebates	(21,015)	(20,527)	(20,823)	(1)%	(36,401)	(78,603)	116%
Corporate center expenses	(77,652)	(75,796)	(70,234)	(10)%	(192,225)	(297,597)	55%
Bonus compensation related to management and advisory	(31,744)	(32,064)	(40,572)	28%	(105,749)	(142,170)	34%
Total Fee Related Expenses	(165,967)	(166,569)	(175,657)	6%	(427,993)	(671,006)	57%
FEE RELATED EARNINGS (FRE)ii	65,677	80,424	96,308	47%	260,428	319,012	22%
FRE Marginiii (%)	28.4%	32.6%	35.4%		37.8%	32.2%
FRE per shareiv (R$/share)	1.04	1.23	1.47	42%	4.45	4.95	11%
Net revenue from performance fees	3,077	13,301	2,890	(6)%	37,992	27,519	(28)%
Performance based compensation	(1,350)	(8,409)	(1,271)	(6)%	(15,690)	(14,645)	(7)%
PERFORMANCE RELATED EARNINGS (PRE)[v]	1,727	4,892	1,619	(6)%	22,303	12,875	(42)%
PRE Marginvi (%)	56.1%	36.8%	56.0%		58.7%	46.8%
(+) Realized GP investment income	4,285	6,082	6,093	42%	25,314	30,113	19%
(+) Unrealized GP investment income	(279)	39,042	(2,595)	830%	(19,764)	34,621	N/A
INVESTMENT RELATED EARNINGS (IRE)	4,006	45,124	3,498	(13)%	5,550	64,734	1,066%
(-) Unrealized performance fees	–	–	–	N/A	12,937	8,711	(33)%
(+) Unrealized performance compensation	–	–	–	N/A	(1,159)	(3,083)	166%
(-) Unrealized GP investment income	279	(39,042)	2,595	830%	19,764	(34,621)	N/A
SEGMENT DISTRIBUTABLE EARNINGSvii	71,689	91,398	104,020	45%	319,824	367,628	15%
Segment DE Margin (%)	30.0%	34.3%	37.0%		41.8%	34.8%
(+) Depreciation and amortization	3,361	2,616	2,765	(18)%	10,142	11,921	18%
(+) Realized financial income	14,423	12,024	9,390	(35)%	51,330	58,096	13%
(-) Leasing expenses	(3,758)	(4,516)	(3,891)	4%	(9,837)	(15,502)	58%
(-) Other itemsviii	(14,004)	(2,196)	(21,034)	50%	(68,577)	(53,972)	(21)%
(-) Non-operational expensesix	(255)	(4,877)	(314)	23%	(55,484)	(5,942)	(89)%
(-) Income taxes (excluding related to unrealized fees and income)	(9,378)	(14,894)	(21,693)	131%	(49,759)	(65,135)	31%
(-) Minority Interest[x]	–	(2,720)	(7,298)	N/A	–	(10,018)	N/A
DISTRIBUTABLE EARNINGS (DE)xi	62,078	76,835	61,945	(0)%	197,638	287,076	45%
DE Marginxii (%)	24.5%	27.6%	21.3%		24.2%	25.8%
DE per share (R$/share)	0.98	1.17	0.95	(3)%	3.42	4.47	31%
(+) Nonrecurring expenses (including Income Tax effect)	228	4,453	292	28%	54,119	5,300	(90)%
ADJUSTED DISTRIBUTABLE EARNINGSxiii	62,306	81,288	62,237	(0)%	251,757	292,376	16%
Adjusted DE Marginxiv (%)	24.6%	29.2%	21.4%		30.9%	26.2%
Adjusted DE per sharexv (R$/share)	0.98	1.24	0.95	(3)%	4.31	4.55	5%

Total Fee Related Revenues of R$272.0 million for the quarter ended March 31, 2026, compared to R$231.6 million for the quarter ended March 31, 2025, an increase of 17% year-over year. This increase was pushed by growth in management fees, driven mostly by the Verde transaction and organic fundraising across the Credit and Global IP&S segments, partially offset by lower advisory fees. In the quarter, management fees accounted for R$244.9 million, an increase of 25% year-over-year. Advisory fees totaled R$16.1 million, down 35% year-over-year. Other revenues, which comprise of advisory & execution fees and fund services fees, totaled R$11.0 million in the quarter. Fee Related Revenues were R$990.0 million for the last twelve months ended March 31, 2026, up 44% when compared to the last twelve months ended March 31, 2025, driven by the Compass, Lacan and Verde transactions and continued fundraising momentum across different countries and strategies.

Earnings Release | Vinci Compass	4

1Q’26 Earnings Release May 11th, 2026

Fee Related Earnings (“FRE”) of R$96.3 million (R$1.47/share) for the quarter ended March 31, 2026, up 47% year-over-year. FRE of R$319.0 million (R$4.95/share) for the last twelve months ended March 31, 2026, up 22% when compared to the last twelve months ended March 31, 2025.

Performance Related Earnings (“PRE”) of R$1.6 million for the quarter ended March 31, 2026, down 6% year-over-year. Performance fees for the 1Q’26 were recognized mainly across Equities and Global IP&S segments. PRE was R$12.9 million for the last twelve months ended March 31, 2026, down 42% when compared to the last twelve months ended March 31, 2025.

Investment Related Earnings (“IRE”) of R$3.5 million for the quarter ended March 31, 2026, down 13% year-over-year. Unrealized IRE was negatively impacted by the decrease in listed REITs’ mark-to-market. IRE was R$64.7 million for the last twelve months ended March 31, 2026, up 1,066% when compared to the last twelve months ended March 31, 2025.

Adjusted Distributable Earnings (“DE”) of R$62.2 million (R$0.95/share) for the quarter ended March 31, 2026, flat year-over-year on an absolute basis and down 3% year-over-year on a per share basis. Adj. DE remained stable YoY, with higher Management Fees and continued cost synergies offsetting lower Advisory Fees, whie realized financial income decreased as the cash position was reduced, impacted by capital calls from IRE proprietary fund commitments that remain in the investment phase, as well as bonus payments made during the quarter. Adjusted DE was R$292.4 million (R$4.55/share) for the last twelve months ended March 31, 2026, up 16% when compared to the last twelve months ended March 31, 2025, on an absolute basis, and up 5% on a per share basis.

Earnings Release | Vinci Compass	5

1Q’26 Earnings Release May 11th, 2026

Segment Highlights

Global IP&S

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	∆ YoY (%)	1Q'25 LTM	1Q'26 LTM	∆ YoY (%)
Net revenue from management fees	65,625	77,943	103,833	58%	147,598	305,422	107%
Net revenue from advisory fees	22,547	5,755	13,968	(38)%	41,584	55,135	33%
Other revenues	11,085	11,819	11,040	(0)%	18,830	44,824	138%
Total Fee Related Revenues	99,257	95,516	128,841	30%	208,014	405,381	95%
Segment personnel expenses	(6,299)	(7,467)	(9,977)	58%	(14,908)	(28,549)	91%
Other G&A expenses	(7,043)	(9,238)	(11,682)	66%	(19,283)	(37,062)	92%
Placement fee amortization and rebates	(9,438)	(10,669)	(10,201)	8%	(16,072)	(40,518)	152%
Corporate center expenses	(42,022)	(38,451)	(35,246)	(16)%	(83,909)	(152,041)	81%
Bonus compensation related to management and advisory	(13,419)	(9,703)	(19,326)	44%	(30,061)	(56,728)	89%
Total Fee Related Expenses	(78,221)	(75,528)	(86,432)	10%	(164,234)	(314,898)	92%
FEE RELATED EARNINGS (FRE)	21,035	19,988	42,409	102%	43,779	90,483	107%
FRE Margin (%)	21.2%	20.9%	32.9%		21.0%	22.3%
Net revenue from performance fees	1,295	6,856	712	(45)%	16,292	8,315	(49)%
Realized performance fees	1,295	6,856	712	(45)%	16,292	8,315	(49)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(562)	(4,454)	(313)	(44)%	(5,397)	(5,093)	(6)%
PERFORMANCE RELATED EARNINGS (PRE)	732	2,402	399	(46)%	10,897	3,222	(70)%
PRE Margin (%)	56.6%	35.0%	56.0%		66.9%	38.8%
(+) Realized GP investment income	296	272	360	22%	731	1,029	41%
(+) Unrealized GP investment income	(566)	586	714	N/A	3,428	1,742	(49)%
INVESTMENT RELATED EARNINGS (IRE)	(270)	858	1,074	N/A	4,159	2,771	(33)%
(-) Unrealized GP investment income	566	(586)	(714)	N/A	(3,428)	(1,742)	(49)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	22,063	22,662	43,168	96%	55,408	94,734	71%
Segment DE Margin (%)	21.9%	22.1%	33.2%		24.6%	22.8%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	230,551	270,156	262,178	14%	230,551	262,178	14%
AVERAGE FEE RATE (%)	0.13%	0.15%	0.18%		0.18%	0.15%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	180,855	220,403	213,452	18%	180,855	213,452	18%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.17%	0.18%	0.22%		0.20%	0.18%

Fee Related Earnings (FRE) of R$42.4 million for the quarter ended March 31, 2026, up 102% year-over-year. This growth was driven by management and advisory fees from third-party distribution (TPD) across liquid and alternative strategies coming from the combination with Compass and the acquisition of Verde Asset Management. FRE was R$90.5 million for the last twelve months ended March 31, 2026, up 107% when compared to the last twelve months ended March 31, 2025.

Performance Related Earnings (PRE) of R$0.4 million for the first quarter 2026, down 46% year-over-year. Most of the funds in the segment typically charge performance fees in the second and fourth quarters of the year; consequently, PRE in the first quarter is historically lower. PRE was R$3.2 million for the last twelve months ended March 31, 2026, down 70% when compared to the last twelve months ended March 31, 2025.

Earnings Release | Vinci Compass	6

1Q’26 Earnings Release May 11th, 2026

Segment Distributable Earnings of R$43.2 million for the quarter ended March 31, 2026, up 96% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$94.7 million for the last twelve months ended March 31, 2026, up 71% when compared to the last twelve months ended March 31, 2025.

AUM reached R$265.5 billion, representing a 14% year-over-year increase. This growth was driven by both inorganic expansion from the Verde acquisition, appreciation within the portfolio, and net inflows, offset by FX variation for the last twelve months.

Earnings Release | Vinci Compass	7

1Q’26 Earnings Release May 11th, 2026

Credit

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	∆ YoY (%)	1Q'25 LTM	1Q'26 LTM	∆ YoY (%)
Net revenue from management fees	52,818	63,846	62,572	18%	123,124	241,400	96%
Net revenue from advisory fees	–	2,384	–	N/A	25	2,384	9,556%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	52,818	66,230	62,572	18%	123,149	243,784	98%
Segment personnel expenses	(6,851)	(7,503)	(6,772)	(1)%	(14,981)	(27,398)	83%
Other G&A expenses	(2,561)	(3,034)	(3,513)	37%	(6,900)	(12,705)	84%
Placement fee amortization and rebates	(8,065)	(7,977)	(8,576)	6%	(13,682)	(31,821)	133%
Corporate center expenses	(17,123)	(18,481)	(16,306)	(5)%	(37,719)	(68,194)	81%
Bonus compensation related to management and advisory	(8,017)	(7,671)	(8,643)	8%	(19,951)	(31,309)	57%
Total Fee Related Expenses	(42,617)	(44,666)	(43,810)	3%	(93,232)	(171,427)	84%
FEE RELATED EARNINGS (FRE)	10,202	21,565	18,762	84%	29,917	72,357	142%
FRE Margin (%)	19.3%	32.6%	30.0%		24.3%	29.7%
Net revenue from performance fees	16	4,710	161	937%	8,412	9,739	16%
Realized performance fees	16	4,710	161	937%	8,412	9,739	16%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(2)	(2,647)	(62)	2,889%	(3,363)	(4,820)	43%
PERFORMANCE RELATED EARNINGS (PRE)	13	2,063	99	636%	5,050	4,919	(3)%
PRE Margin (%)	86.6%	43.8%	61.5%		60.0%	50.5%
(+) Realized GP investment income	1,477	1,672	1,650	12%	7,011	6,785	(3)%
(+) Unrealized GP investment income	4,033	2,549	(824)	N/A	(5,392)	7,070	N/A
INVESTMENT RELATED EARNINGS (IRE)	5,510	4,221	826	(85)%	1,619	13,855	756%
(-) Unrealized GP investment income	(4,033)	(2,549)	824	N/A	5,392	(7,070)	N/A
(-) Unrealized performance fees	–	–	–	–	–	–	N/A
(+) Unrealized performance compensation	–	–	–	–	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,692	25,300	20,511	75%	41,979	84,062	100%
Segment DE Margin (%)	21.5%	34.8%	31.9%		30.3%	32.3%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	28,764	35,870	36,232	26%	28,764	36,232	26%
AVERAGE MANAGEMENT FEE RATE (%)	0.76%	0.76%	0.71%		0.81%	0.75%

Fee Related Earnings (FRE) of R$18.8 million for the quarter ended March 31, 2026, up 84% year-over-year, driven by continued growth in management fees supported by strong fundraising, capital deployment and portfolio appreciation across different strategies and countries. FRE was R$72.4 million for the last twelve months ended March 31, 2026, up 142% when compared to the last twelve months ended March 31, 2025.

Segment Distributable Earnings of R$20.5 million for the quarter ended March 31, 2026, up 75% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$84.1 million for the last twelve months ended March 31, 2026, up 100% when compared to the last twelve months ended March 31, 2025.

Investment Related Earnings (IRE) of R$0.8 million for the quarter ended March 31, 2026, driven by quarterly dividends of listed Credit REITs for the realized portion, while closed-end funds mark-ups and listed Credit REITs mark-to-market movements drove the unrealized.

AUM of R$36.8 billion in the quarter, up 25% year-over-year. Our one-stop-shop credit platform is accelerating both local-to-local and cross-border, delivering continued capital formation and appreciation during the 1Q’26 across private credit and liquid strategies, backed by diversified funding geographies.

Earnings Release | Vinci Compass	8

1Q’26 Earnings Release May 11th, 2026

Private Equity

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	∆ YoY (%)	1Q'25 LTM	1Q'26 LTM	∆ YoY (%)
Net revenue from management fees	31,294	30,395	28,017	(10)%	151,657	120,209	(21)%
Net revenue from advisory fees	–	–	–	N.A	–	–	N/A
Other revenues	–	–	–	N.A	–	–	N/A
Total Fee Related Revenues	31,294	30,395	28,017	(10)%	151,657	120,209	(21)%
Segment personnel expenses	(1,168)	(1,246)	(1,291)	11%	(4,595)	(4,991)	9%
Other G&A expenses	(798)	(617)	(303)	(62)%	(3,487)	(3,016)	(14)%
Placement fee amortization and rebates	(367)	(358)	(356)	(3)%	(1,928)	(1,436)	(25)%
Corporate center expenses	(6,032)	(6,122)	(5,690)	(6)%	(26,213)	(24,353)	(7)%
Bonus compensation related to management and advisory	(3,497)	(5,298)	(3,402)	(3)%	(18,401)	(16,079)	(13)%
Total Fee Related Expenses	(11,861)	(13,640)	(11,041)	(7)%	(54,625)	(49,874)	(9)%
FEE RELATED EARNINGS (FRE)	19,433	16,754	16,976	(13)%	97,034	70,335	(28)%
FRE Margin (%)	62.1%	55.1%	60.6		64.0%	58.5%
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(+) Realized GP investment income	–	147	–	N/A	31	1,900	6,030%
(+) Unrealized GP investment income	(6,226)	18,493	(405)	(93)%	1,984	10,829	446%
INVESTMENT RELATED EARNINGS (IRE)	(6,226)	18,641	(405)	(93)%	2,015	12,729	532%
(-) Unrealized GP investment income	6,226	(18,493)	405	(93)%	(1,984)	(10,829)	446%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	19,433	16,902	16,976	(13)%	97,065	72,236	(26)%
Segment DE Margin (%)	62.1%	55.3%	60.6%		64.0%	59.2%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	13,287	12,541	12,287	(8)%	13,287	12,287	(8)%
AVERAGE MANAGEMENT FEE RATE (%)	1.00%	1.03%	0.96%		1.26%	1.01%

Fee Related Earnings (FRE) of R$17.0 million for the quarter ended March 31, 2026, down 13% year-over-year. This decrease was driven by lower management fees in the quarter, reflecting the combined impact of FX variation and the decrease in management fees from certain funds entering divestment period. FRE was R$70.3 million for the last twelve months ended March 31, 2026, down 28% when compared to the last twelve months ended March 31, 2025.

Investment Related Earnings (IRE) of negative R$0.4 million for the quarter ended March 31, 2026, compared to negative R$6.2 million for the quarter ended March 31, 2025. IRE was R$12.7 million for the last twelve months ended March 31, 2026, up 532% when compared to the last twelve months ended March 31, 2025.

Segment Distributable Earnings of R$17.0 million for the quarter ended March 31, 2026, down 13% year-over-year, in line with the trend in Fee Related Earnings. Segment DE was R$72.2 million for the last twelve months ended March 31, 2026, down 26% when compared to the last twelve months ended March 31, 2025.

AUM of R$15.0 billion at the end of the first quarter, down 9% year-over-year. VCP team continues sourcing new investment opportunities for Fund IV and pursuing exits across Funds II and III, as VIR team concentrates on structuring the next impact investing vintage, VIR V.

Earnings Release | Vinci Compass	9

1Q’26 Earnings Release May 11th, 2026

Equities

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	∆ YoY (%)	1Q'25 LTM	1Q'26 LTM	∆ YoY (%)
Net revenue from management fees	18,794	19,252	21,356	14%	63,098	76,392	21%
Net revenue from advisory fees	–	–	–	N/A	948	–	(100)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	18,794	19,252	21,356	14%	64,047	76,392	19%
Segment personnel expenses	(2,269)	(2,200)	(3,006)	33%	(5,517)	(9,837)	78%
Other G&A expenses	(2,121)	(1,776)	(2,012)	(5)%	(4,976)	(6,635)	33%
Placement fee amortization and rebates	(1,551)	(1,305)	(1,463)	(6)%	(2,549)	(5,357)	110%
Corporate center expenses	(5,701)	(5,350)	(6,325)	11%	(17,943)	(22,596)	26%
Bonus compensation related to management and advisory	(2,562)	(3,983)	(4,208)	64%	(9,990)	(13,564)	36%
Total Fee Related Expenses	(14,203)	(14,614)	(17,014)	20%	(40,977)	(57,988)	42%
FEE RELATED EARNINGS (FRE)	4,591	4,638	4,342	(5)%	23,070	18,403	(20)%
FRE Margin (%)	24.4%	24.1%	20.3%		36.0%	24.1%
Net revenue from performance fees	1,767	1,697	2,017	14%	5,177	9,425	82%
Realized performance fees	1,767	1,697	2,017	14%	5,177	9,425	82%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(786)	(1,285)	(896)	14%	(2,328)	(4,677)	101%
PERFORMANCE RELATED EARNINGS (PRE)	982	412	1,121	14%	2,848	4,748	67%
PRE Margin (%)	55.6%	24.3%	55.6%		55.0%	50.4%
(+) Realized GP investment income	–	1,180	–	N/A	–	1,180	N/A
(+) Unrealized GP investment income	1,793	(229)	–	(100)%	(2,051)	3,053	N/A
INVESTMENT RELATED EARNINGS (IRE)	1,793	951	–	(100)%	(2,051)	4,233	N/A
(-) Unrealized GP investment income	(1,793)	229	–	(100)%	2,051	(3,053)	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	5,573	6,229	5,463	(2)%	25,917	24,331	(6)%
Segment DE Margin (%)	27.1%	29.7%	23.4%		37.4%	28.0%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	14,739	15,240	16,036	9%	14,739	16,036	9%
AVERAGE MANAGEMENT FEE RATE (%)	0.55%	0.54%	0.57%		0.58%	0.52%

Fee Related Revenues of R$21.4 million for the quarter ended March 31, 2026, up 14% year-over-year. This increase was driven primarily by the consolidation of Verde and portfolio appreciation over the last twelve months.

Fee Related Earnings (FRE) of R$4.3 million for the quarter ended March 31, 2026, down 5% year-over-year. FRE was R$18.4 million for the last twelve months ended March 31, 2026, down 20% when compared to the last twelve months ended March 31, 2025.

Performance Related Earnings (PRE) of R$1.1 million for the quarter ended March 31, 2026, up 14% year-over-year, driven by the positive performance of stock markets.

Segment Distributable Earnings of R$5.5 million for the quarter ended March 31, 2026, down 2% year-over-year, reflecting lower FRE partially offset by performance fees in the period. Segment DE was R$24.3 million for the last twelve months ended March 31, 2026.

AUM of R$16.1 billion at the end of the first quarter 2026, up 5% year-over-year, supported by over R$1.0 billion of capital formation and appreciation in the quarter, with positive inflows coming from LatAm and Brazil UCITS strategies, highlighting continued investor interest in the platform.

Earnings Release | Vinci Compass	10

1Q’26 Earnings Release May 11th, 2026

Real Assets

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	∆ YoY (%)	1Q'25 LTM	1Q'26 LTM	∆ YoY (%)
Net revenue from management fees	26,997	28,294	29,080	8%	101,129	118,272	17%
Net revenue from advisory fees	1,850	468	460	(75)%	6,515	3,567	(45)%
Other revenues	177	–	–	N/A	357	384	8%
Total Fee Related Revenues	29,024	28,762	29,540	2%	107,999	122,223	13%
Segment personnel expenses	(2,986)	(2,834)	(2,939)	(2)%	(8,446)	(11,771)	39%
Other G&A expenses	(2,774)	(1,389)	(1,664)	(40)%	(7,553)	(7,041)	(7)%
Placement fee amortization and rebates	(1,594)	(218)	(227)	(86)%	(2,170)	529	N/A
Corporate center expenses	(5,931)	(6,540)	(5,539)	(7)%	(22,250)	(26,308)	18%
Bonus compensation related to management and advisory	(4,083)	(4,367)	(4,533)	11%	(16,721)	(19,144)	14%
Total Fee Related Expenses	(17,368)	(15,348)	(14,901)	(14)%	(57,141)	(63,735)	12%
FEE RELATED EARNINGS (FRE)	11,656	13,414	14,639	26%	50,858	58,488	15%
FRE Margin (%)	40.2%	46.6%	49.6%		47.1%	47.9%
Net revenue from performance fees	–	39	–	N/A	8,111	41	(99)%
Realized performance fees	–	39	–	N/A	21,048	8,752	(58)%
Unrealized performance fees	–	–	–	N/A	(12,936)	(8,711)	(33)%
Performance based compensation	–	(22)	–	N/A	(4,602)	(55)	(99)%
PERFORMANCE RELATED EARNINGS (PRE)	–	16	–	N.A	3,509	(14)	N/A
PRE Margin (%)	N/A	42.5%	N/A		43.3%	(33.5)%
(+) Realized GP investment income	2,512	2,811	4,083	63%	17,541	19,220	10%
(+) Unrealized GP investment income	686	17,642	(2,080)	N/A	(17,733)	11,926	N/A
INVESTMENT RELATED EARNINGS (IRE)	3,199	20,453	2,003	(37)%	(193)	31,146	N/A
(-) Unrealized GP investment income	(686)	(17,642)	2,080	N/A	17,733	(11,926)	N/A
(-) Unrealized performance fees	–	–	–	N/A	12,937	8,711	(33)%
(+) Unrealized performance compensation	–	–	–	N/A	(1,159)	(3,083)	166%
SEGMENT DISTRIBUTABLE EARNINGS	14,168	16,241	18,722	32%	83,684	83,323	(0)%
Segment DE Margin (%)	44.9%	51.4%	55.7%		57.1%	55.5%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	11,839	12,684	12,703	7%	11,839	12,703	7%
AVERAGE MANAGEMENT FEE RATE (%)	0.98%	0.99%	0.97%		0.97%	1.01%

Fee Related Earnings (FRE) of R$14.6 million for the quarter ended March 31, 2026, up 26% year-over-year. FRE was R$58.5 million for the last twelve months ended March 31, 2026, up 15% year-over-year, driven by higher Fee Related Revenues and continued fundraising momentum across the segment.

Investment Related Earnings (IRE) of R$2.0 million for the quarter ended March 31, 2026, mostly driven by quarterly dividends from listed REITs.

Segment Distributable Earnings of R$18.7 million for the quarter ended March 31, 2026, up 32% year-over-year. Segment DE was R$83.3 million for the last twelve months ended March 31, 2026.

AUM of R$15.4 billion at the end of the first quarter 2026, a 29% increase year-over-year.

Earnings Release | Vinci Compass	11

1Q’26 Earnings Release May 11th, 2026

Corporate Advisory

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	∆ YoY (%)	1Q'25 LTM	1Q'26 LTM	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	457	6,837	1,639	259%	33,556	22,028	(34)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	457	6,837	1,639	259%	33,556	22,028	(34)%
Segment personnel expenses	(553)	(731)	(746)	35%	(2,367)	(2,982)	26%
Other G&A expenses	(134)	(147)	(124)	(7)%	(605)	(648)	7%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(844)	(853)	(1,128)	34%	(4,190)	(4,104)	(2)%
Bonus compensation related to management and advisory	(167)	(1,042)	(460)	176%	(10,624)	(5,348)	(50)%
Total Fee Related Expenses	(1,697)	(2,773)	(2,459)	45%	(17,786)	(13,083)	(26)%
FEE RELATED EARNINGS (FRE)	(1,240)	4,064	(820)	(34)%	15,770	8,945	(43)%
FRE Margin (%)	(271.5)%	59.4%	(50.0)%		47.0%	40.6%
SEGMENT DISTRIBUTABLE EARNINGS	(1,240)	4,064	(820)	(34)%	15,770	8,945	(43)%
Segment DE Margin (%)	(271.5)%	59.4%	(50.0)%		47.0%	40.6%

Fee Related Earnings (FRE) of negative R$0.8 million for the quarter ended March 31, 2026, against negative R$1.2 million for the quarter ended March 31, 2025. In an environment of high-interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, Corporate Advisory team is working on an extensive pipeline of opportunities. FRE was R$8.9 million for the last twelve months ended March 31, 2026, down 43% year-over-year.

Segment Distributable Earnings of R$4.1 million for the quarter ended December 31, 2025, down 66% year-over-year.

Earnings Release | Vinci Compass	12

1Q’26 Earnings Release May 11th, 2026

Income Statement

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	∆ YoY (%)	1Q'25 LTM	1Q'26 LTM	∆ YoY (%)
REVENUES
Net revenue from management fees	195,529	219,730	244,858	25%	586,606	861,696	47%
Net revenue from performance fees	3,077	13,301	2,890	(6)%	37,992	27,519	(28)%
Realized performance fees	3,077	13,301	2,890	(6)%	50,930	36,231	(29)%
Unrealized performance fees	–	–	–	N/A	(12,937)	(8,711)	(33)%
Net revenue from advisory	24,853	15,444	16,067	(35)%	82,628	83,115	1%
Other revenues	11,262	11,819	11,040	(2)%	19,187	45,207	136%
Total net revenues from services rendered	234,721	260,294	274,855	17%	726,413	1,017,537	40%
OPERATING EXPENSES
Bonus related to management and advisory	(31,744)	(32,064)	(40,572)	28%	(105,749)	(142,170)	34%
Performance based compensation	(1,350)	(8,409)	(1,271)	(6)%	(15,690)	(14,645)	(7)%
Realized	(1,350)	(8,409)	(1,271)	(6)%	(16,848)	(17,728)	5%
Unrealized	–	–	–	N/A	1,159	3,083	166%
Total compensation and benefits	(33,094)	(40,474)	(41,843)	26%	(121,439)	(156,816)	29%
Segment personnel expenses	(20,125)	(21,981)	(24,731)	23%	(50,814)	(85,529)	68%
Other general and administrative expenses	(15,431)	(16,200)	(19,298)	25%	(42,804)	(67,106)	57%
Placement fee amortization and rebates	(21,015)	(20,527)	(20,823)	(1)%	(36,401)	(78,603)	116%
Corporate center expenses	(77,652)	(75,796)	(70,234)	(10)%	(192,225)	(297,597)	55%
Total expenses	(167,317)	(174,978)	(176,928)	6%	(443,682)	(685,650)	55%
Operating profit	67,404	85,316	97,927	45%	282,731	331,887	17%
OTHER GP AND FINANCIAL INCOME AND EXPENSES
Investment Related Earnings (IRE)	4,006	45,124	3,498	(13)%	5,550	64,734	1,066%
Realized gain from GP investment income	4,285	6,082	6,093	42%	25,314	30,113	19%
Unrealized gain from GP investment income	(279)	39,042	(2,595)	830%	(19,764)	34,621	N/A
Financial income	14,423	12,024	9,390	(35)%	51,330	58,096	13%
Realized gain from financial income	14,423	12,024	9,390	(35)%	51,330	58,096	13%
Unrealized gain from financial income	–	–	–	N/A	–	–	N/A
Leasing expenses	(3,758)	(4,516)	(3,891)	4%	(9,837)	(15,502)	58%
Other items	(4,458)	(66,408)	42,389	N/A	(70,847)	(55,023)	(22)%
Equity gain (loss)	(2,201)	1,521	885	N/A	(3,701)	2,019	N/A
Equity-based compensation	(5,003)	(9,814)	(5,753)	15%	(21,334)	(30,662)	44%
Management contract amortization	(2,870)	(3,566)	(5,596)	95%	(5,262)	(16,325)	210%
Non-operational expenses	(255)	(4,877)	(314)	23%	(55,484)	(5,942)	(89)%
Total Other items	(116)	(30,512)	40,608	N/A	(109,585)	1,395	N/A
Profit before income taxes	67,288	54,804	138,535	106%	173,146	333,281	92%
(-) Income taxes	(11,360)	(6,770)	(29,197)	157%	(46,953)	(60,577)	29%
NET INCOME	55,928	48,034	109,338	95%	126,193	272,704	116%
(+) Non-operational expenses (including Income Tax effect)	228	4,453	292	28%	54,119	5,300	(90)%
(-) Contingent consideration adjustment related to acquisitions	(8,141)	33,603	(35,545)	337%	2,772	(2,040)	N/A
(+) OCI adjustment	–	20,449	(23,007)	N/A	–	(2,558)	N/A
ADJUSTED NET INCOME	48,015	106,539	51,078	6%	183,084	273,407	49%
Atributable to the shareholders of the parent company	48,619	104,627	44,759	(8)%	185,468	266,690	44%
Attributable to non-controlling interests	(604)	1,912	6,319	N/A	(2,384)	6,717	N/A

Total net revenues from services rendered R$274.9 million for the quarter ended March 31, 2026, up 17% year-over-year. This growth was driven by stronger management fees in the period, coming from the acquisition of Verde, combined with organic fundraising mainly across Global IP&S and Credit segments throughout the last twelve months, partially offset by lower advisory fees. Net revenues for the last twelve months ended March 31, 2026, were R$1,017.5 million, up 40% when compared to the last twelve months ended March 31, 2025.

Earnings Release | Vinci Compass	13

1Q’26 Earnings Release May 11th, 2026

•	Management fee revenues of R$244.9 million for the quarter ended March 31, 2026, up 25% year-over-year. Management fees for the last twelve months ended March 31, 2026, were R$861.7 million, up 47% when compared to the last twelve months ended March 31, 2025.

•	Performance fee revenues of R$2.9 million for the quarter ended March 31, 2026, down 6% year-over-year. Performance fee revenues for the last twelve months ended March 31, 2026, were R$27.5 million, down 28% when compared to the last twelve months ended March 31, 2025.

•	Advisory fee revenues of R$16.1 million for the quarter ended March 31, 2026, compared to R$24.9 million for the quarter ended March 31, 2025, a 35% decrease year-over-year. Advisory revenues for the last twelve months ended March 31, 2026, were R$83.1 million, up 1% when compared to the last twelve months ended March 31, 2025.

•	Other revenues of R$11.0 million for the quarter ended March 31, 2026, down 2% year-over-year. Other revenues for the last twelve months ended March 31, 2026, were R$45.2 million, up 136% when compared to the last twelve months ended March 31, 2025.

Total expenses for the quarter ended March 31, 2026, of R$176.9 million, compared to R$167.3 million for the quarter ended March 31, 2025, an increase of 6% year-over-year. Total expenses for the last twelve months ended March 31, 2026, were R$685.7 million, up 55% when compared to the last twelve months ended March 31, 2025. This increase is primarily attributed to the combination with Compass and the acquisition of Verde, with the additional management team brought with the transactions. Additionally, after the combination with Compass, our expenses were impacted by a new line of costs for amortization of placement fees and rebates, which were not meaningful before the transaction and started to have a bigger contribution to our expenses, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees.

•	Bonus related to management and advisory fees of R$40.6 million for the quarter ended March 31, 2026, compared to R$31.7 million for the quarter ended March 31, 2025, a 28% increase year-over-year. Bonus related to management and advisory fees for the last twelve months ended March 31, 2026, was R$142.2 million, up 34% year-over-year.

•	Performance based compensation of R$1.3 million for the quarter ended March 31, 2026, compared to R$1.4 million for the quarter ended March 31, 2025, a 6% decrease year-over-year. Performance based compensation for the last twelve months ended March 31, 2026, was R$14.6 million, down 7%.

•	Segment personnel expenses of R$24.7 million for the quarter ended March 31, 2026, compared to R$20.1 million for the quarter ended March 31, 2025, an increase of 23% year-over-year. Segment personnel expenses for the last twelve months ended March 31, 2026, were R$85.5 million, up 68%.

Earnings Release | Vinci Compass	14

1Q’26 Earnings Release May 11th, 2026

•	Corporate center expenses of R$70.2 million for the quarter ended March 31, 2026, compared to R$77.7 million for the quarter ended March 31, 2025, a 10% decrease year-over-year. Corporate center expenses for the last twelve months ended March 31, 2026, were R$297.6 million, up 55%.

•	Other general and administrative expenses of R$19.3 million for the quarter ended March 31, 2026, compared to R$15.4 million for the quarter ended March 31, 2025, an increase of 25% year-over-year. Other G&A expenses for the last twelve months ended March 31, 2026, were R$67.1 million, up 57%.

•	Placement fee amortization and rebates of R$20.8 million for the quarter ended March 31, 2026, down 1% year-over-year. Placement fee amortization and rebates for the last twelve months ended March 31, 2026 totaled R$78.6 million, up 116% year-over-year.

Operating profit of R$97.9 million for the quarter ended March 31, 2026, compared to R$67.4 million for the quarter ended March 31, 2025, an increase of 45% year-over-year. Operating profit for the last twelve months ended March 31, 2026 was R$331.9 million, up 17% compared to the last twelve months ended March 31, 2025.

Investment Related Earnings (IRE), a result of the company’s GP investments in its proprietary private market funds, was R$3.5 million for the quarter ended March 31, 2026, down 13% year-over-year. IRE for the last twelve months ended March 31, 2026 totaled R$64.7 million, up 1,066% year-over-year.

Financial income of R$9.4 million for the quarter ended March 31, 2026, down 35% year-over-year. Financial income for the last twelve months ended March 31, 2026 was R$58.1 million, up 13% year-over-year.

Leasing expenses of R$3.9 million for the quarter ended March 31, 2026, compared to R$3.8 million for the quarter ended March 31, 2025, an increase of 4% year-over-year. Leasing expenses for the last twelve months ended March 31, 2026 were R$15.5 million, up 58% year-over-year.

Other items of positive R$42.4 million for the quarter ended March 31, 2026, compared to negative R$4.5 million for the quarter ended March 31, 2025. This line comprises the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS and Compass acquisitions, Ares Convertible Preferred Shares, and other financial expenses.

Equity-based compensation of R$5.8 million for the quarter ended March 31, 2026, compared to R$5.0 million for the quarter ended March 31, 2025, an increase of 15% year-over-year. Equity-based compensation for the last twelve months ended March 31, 2026 was R$30.7 million, up 44% year-over-year.

Profit before income taxes of R$138.5 million for the quarter ended March 31, 2026, compared to R$67.3 million in the same period of 2025, an increase of 106% year-over-year. Profit before income taxes for the last twelve months ended March 31, 2026 was R$333.3 million, up 92% year-over-year.

Income taxes of R$29.2 million for the quarter ended March 31, 2026, which represented an effective tax rate of approximately 21%, compared to R$11.4 million for the quarter ended March 31, 2025. Income taxes for the last twelve months ended March 31, 2026 were R$60.6 million, up 29% year-over-year.

Earnings Release | Vinci Compass	15

1Q’26 Earnings Release May 11th, 2026

Non-operational expenses of R$0.3 million for the quarter ended March 31, 2026. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of negative R$35.5 million for the quarter ended March 31, 2026, compared to negative R$8.1 million for the quarter ended March 31, 2025. Contingent consideration adjustment related to Vinci SPS and Compass’ acquisitions reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period.

OCI adjustment of negative R$23.0 million for the quarter ended March 31, 2026. Starting in the fourth quarter of 2025, Other Comprehensive Income, or OCI, now flows through our distributable earnings, adjusted distributable earnings and adjusted net income. Up to the third quarter of 2025, OCI did not impact these adjusted metrics. OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss.

Adjusted net income of R$51.1 million for the quarter ended March 31, 2026, compared to R$48.0 million for the quarter ended March 31, 2025, an increase of 6% year-over-year. Adjusted net income for the last twelve months ended March 31, 2026 was R$273.4 million, up 49% year-over-year.

Earnings Release | Vinci Compass	16

1Q’26 Earnings Release May 11th, 2026

Supplemental Details

Assets Under Management (AUM) Rollforward

For the Three Months Ended March 31, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	271,492	36,464	15,390	15,286	15,476	354,108
(+/-) Capital Subscription / (capital return)	(6)	(62)	(31)	–	(54)	(153)
(+) Capital Subscription	–	112	–	–	147	258
(-) Capital Return	(6)	(174)	(31)	–	(201)	(411)
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	3,377	907	–	118	(3)	4,400
(+/-) FX Variation	(12,334)	(1,250)	(111)	(230)	(204)	(14,130)
(+/-) Appreciation / (depreciation)	974	753	(273)	912	213	2,578
Ending balance	263,503	36,813	14,975	16,086	15,427	346,803

For the Twelve Months Ended March 31, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	231,924	29,389	16,481	14,793	11,965	304,552
(+/-) Capital Subscription / (capital return)	(8)	93	(276)	–	2,312	2,121
(+) Capital Subscription	0	836	1	–	3,364	4,202
(-) Capital Return	(8)	(742)	(277)	–	(1,053)	(2,080)
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / (outflow)	17,772	6,485	–	(3,353)	(26)	20,878
(+/-) FX Variation	(20,327)	(1,959)	(223)	(468)	(255)	(23,231)
(+/-) Appreciation / (depreciation)	19,683	2,288	(1,008)	4,493	1,431	26,887
Ending balance	263,503	36,813	14,975	16,086	15,427	346,803

Earnings Release | Vinci Compass	17

1Q’26 Earnings Release May 11th, 2026

Fee-Earning Assets Under Management (FEAUM) Rollforward

For the Three Months Ended March 31, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	270,156	35,870	12,541	15,240	12,684	346,490
(+/-) Capital Subscription / (capital return)	(6)	(62)	(31)	–	(54)	(153)
(+) Capital Subscription	–	112	–	–	147	258
(-) Capital Return	(6)	(174)	(31)	–	(201)	(411)
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	3,360	892	–	119	(3)	4,369
(+/-) FX Variation	(12,301)	(1,226)	(111)	(230)	(63)	(13,931)
(+/-) Appreciation / (depreciation)	969	758	(112)	907	138	2,659
Ending balance	262,178	36,232	12,287	16,036	12,703	339,435

For the Twelve months Ended March 31, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	230,551	28,764	13,287	14,739	11,839	299,180
(+/-) Capital Subscription / (capital return)	(8)	84	(257)	–	(332)	(514)
(+) Capital Subscription	–	826	–	–	691	1,517
(-) Capital Return	(8)	(742)	(257)	–	(1,023)	(2,031)
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / (outflow)	17,697	6,199	–	(3,331)	(26)	20,539
(+/-) FX Variation	(20,275)	(1,918)	(223)	(466)	(113)	(22,995)
(+/-) Appreciation / (depreciation)	19,756	2,587	(520)	4,473	1,335	27,630
Ending balance	262,178	36,232	12,287	16,036	12,703	339,435

Earnings Release | Vinci Compass	18

1Q’26 Earnings Release May 11th, 2026

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxvi (R$ millions)	1Q'26	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Total Return	Equities	287.5	8.2%	8.2%	40.3%	34.6%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy	Equities	965.1	12.7%	12.7%	40.6%	31.7%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	376.8	14.7%	14.7%	42.6%	42.5%	IBOV	IBOV
Compass CRECE+	Equities	222.8	8.7%	8.7%	37.0%	39.5%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	365.3	(1.2)%	(1.2)%	25.1%	148.7%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,858.6	0.0%	0.0%	38.8%	65.3%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	669.1	3.5%	3.5%	12.8%	18.2%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	473.8	3.6%	3.6%	14.2%	19.0%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	295.0	3.2%	3.2%	13.9%	24.8%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,431.5	(0.1)%	(0.1)%	6.5%	15.5%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,894.5	0.8%	0.8%	5.4%	16.9%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	2,679.0	1.8%	1.8%	8.4%	20.6%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	1,399.1	3.3%	3.3%	15.3%	29.1%	CDI	N/A
Compass Yield 30	Credit	1,987.6	3.5%	3.5%	14.7%	29.4%	CDI	CDI
Compass Deuda Plus	Credit	305.5	2.1%	2.1%	7.7%	20.0%	N/A	N/A
Compass Renta Fija-B	Credit	745.3	(0.2)%	(0.2)%	3.3%	7.9%	CEMBI Broad Div	N/A
Vinci Multiestratégia FIM	Global IP&S	38.6	3.0%	3.0%	12.9%	23.5%	CDI	CDI
Atlas Strategy	Global IP&S	135.1	2.4%	2.4%	11.2%	21.9%	CDI	CDI
Vinci Valorem FIM	Global IP&S	680.2	3.8%	3.8%	13.2%	22.3%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	552.4	3.1%	3.1%	10.5%	17.8%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	90.5	5.7%	5.7%	12.5%	21.8%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,153.9	2.6%	2.6%	15.9%	7.5%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,483.2	1.7%	1.7%	30.8%	28.1%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	416.6	1.1%	1.1%	7.7%	(17.9)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	149.8	(10.0)%	(10.0)%	4.2%	(27.2)%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	130.8	4.4%	4.4%	20.3%	15.9%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	393.8	0.0%	0.0%	2.6%	4.8%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	43.7	3.3%	3.3%	16.6%	17.3%	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	420.7	7.8%	7.8%	31.3%	(31.3)%	N/A	N/A

Benchmark	1Q'26	YTD	12 M	24 M
CDIxvii	3.4%	3.4%	14.8%	27.7%
IMA-B 5xviii	3.9%	3.9%	12.5%	20.6%
IPCAxix	1.9%	1.9%	4.1%	9.8%
IFIXxx	2.5%	2.5%	16.8%	13.6%
IPCA + Yield IMA-B	3.5%	3.5%	12.2%	26.1%
IBOVxxi	16.3%	16.3%	43.9%	46.3%
S&P/BMV IPCxxii	6.9%	6.9%	35.9%	28.3%
S&P MERVALxxiii	(1.8)%	(1.8)%	28.2%	146.4%
CEMBI Broad Divxxiv	0.1%	0.1%	6.2%	15.3%
CEMBI Broad Div HYxxv	1.2%	1.2%	7.1%	17.8%
PIP Cetes 28Dxxvi	1.7%	1.7%	8.2%	20.1%

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1Q’26 Earnings Release May 11th, 2026

Investment Records – Closed End Private Markets fundsxxvii

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxviii (BRL)	Gross MOIC (USD)	Gross IRRxxix (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	54	5,185	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,087	2,006	1,811	3,817	1.8x	1.0x	8.0%	(0.3%)
VCP III	Private Equity	2018	4,000	2,548	313	5,249	5,562	2.1x	1.9x	21.5%	17.5%
VCP IV	Private Equity	2022	3,879	1,165	–	1,541	1,541	1.3x	1.3x	59.9%	55.5%
VCP Strategyxxx	Private Equity		11,494	7,006	7,450	8,654	16,103	2.3x	2.1x	64.5%	70.2%
NE Empreendedorxxx	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	240	81	321	2.4x	1.8x	20.6%	13.7%
VIR IV	Private Equity	2020	1,000	734	188	865	1,053	1.3x	1.5x	20.7%	20.9%
VIR Strategyxxxii	Private Equity		1,276	881	453	947	1,400	1.7x	1.6x	21.1%	26.0%
SPS I	Credit	2018	128	205	361	22	383	2.7x	2.2x	25.6%	19.2%
SPS II	Credit	2020	671	1,082	1,186	568	1,754	2.3x	2.3x	22.1%	22.6%
SPS III	Credit	2021	1,071	1,733	951	1,506	2,457	2.5x	2.6x	23.6%	23.6%
SPS IV	Credit	2025	1,329	348	6	240	246	1.1x	1.1x	24.3%	38.6%
SPS Strategyxxxiii	Credit		3,199	3,369	2,503	2,336	4,839	2.5x	2.4x	23.2%	22.6%
MAV I	Credit	2022	165	165	178	69	247	1.5x	1.5x	19.3%	21.7%
MAV II	Credit	2023	205	205	64	205	269	1.3x	1.4x	19.3%	16.2%
MAV III	Credit	2025	220	167	17	168	185	N.M.	N.M.	N.M.	N.M.
MAV Strategyxxxiv	Credit		590	537	258	442	700	1.4x	1.5x	19.3%	18.6%
Lacan Florestal I	Real Assets	2012	253	253	255	316	571	2.3x	1.3x	10.7%	2.9%
Lacan Florestal II	Real Assets	2016	356	356	125	568	693	1.9x	1.5x	10.8%	6.3%
Lacan Florestal III	Real Assets	2020	501	435	–	618	618	1.4x	1.4x	12.1%	11.1%
Lacan Florestal IV	Real Assets	2023	260	216	–	271	271	1.3x	1.3x	26.4%	32.6%
Lacan Strategyxxxv	Real Assets		1,370	1,260	380	1,774	2,154	1.7x	1.4x	12.7%	6.2%
FIP Transmissãoxxxvi	Real Assets	2017	211	104	367	9	375	3.6x	2.7x	55.5%	40.4%
VIASxxxvii	Real Assets	2021	386	350	–	528	528	1.5x	1.4x	15.7%	13.1%
VICCxxxviii	Real Assets	2022	1,784	151	–	169	169	1.1x	1.1x	NM	NM
VFDLxxxix	Real Assets	2021	422	346	34	427	460	1.3x	1.3x	11.7%	11.3%
Vinci Credit Infraxl	Credit	2022	1,848	1,451	91	1,642	1,733	1.2x	1.3x	NM	NM

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1Q’26 Earnings Release May 11th, 2026

Shareholder Dividends & Share Summary

($ in thousands)	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q’26
Adjusted Distributable Earnings (R$)	58,401	57,104	73,946	62,306	75,759	73,092	81,288	62,237
Adjusted Distributable Earnings (US$)xli	10,331	9,872	12,804	11,027	13,964	13,645	15,605	12,702
Adjusted DE per Common Share (US$)xlii	0.19	0.19	0.20	0.17	0.22	0.22	0.24	0.19
Actual Dividend per Common Sharexliii	0.17	0.16	0.15	0.15	0.15	0.15	0.17	0.17

VINP Shares	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q’26
Shares Repurchased
# of Shares	220,135	374,834	607,643	683,148	173,762	-	-	-
Average Cost (US$/share)	10.82	10.38	10.28	10.07	9.47	-	-	-
Capital Deployed (US$)	2,382,251	3,890,849	6,246,577	6,879,698	1,645,210	-	-	-
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Axliv	38,779,209	38,404,375	49,580,116	48,896,968	48,778,420	48,778,420	50,955,859	50,955,859
Common Shares	53,245,448	52,870,614	64,046,355	63,363,207	63,244,659	63,244,659	65,422,098	65,422,098

Vinci Compass generated R$0.95 or US$0.19 of Adjusted Distributable Earnings per common share for the first quarter of 2026. The company declared a quarterly dividend of US$0.17 per common share to record holders as of May 25, 2026; payable on June 8, 2026.

Common Shares Outstanding as of quarter end of 65,422,098 shares.

There were no common shares repurchased in the quarter and as of March 31, 2026, there was no remaining authorization for the share repurchase plan.

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1Q’26 Earnings Release May 11th, 2026

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	1Q'25 LTM	1Q'26 LTM

OPERATING PROFIT	67,404	85,316	97,927	282,731	331,887
(-) Net revenue from realized performance fees	(3,077)	(13,301)	(2,890)	(50,930)	(36,231)
(-) Net revenue from unrealized performance fees	–	–	–	12,937	8,711
(+) Compensation allocated in relation to performance fees	1,350	8,409	1,271	15,690	14,645
FEE RELATED EARNINGS (FRE)	65,677	80,424	96,308	260,428	319,012

OPERATING PROFIT	67,404	85,316	97,927	282,731	331,887
(-) Net revenue from management fees	(195,529)	(219,730)	(244,858)	(586,606)	(861,696)
(-) Net revenue from advisory	(24,853)	(15,444)	(16,067)	(82,628)	(83,115)
(-) Other revenues	(11,262)	(11,819)	(11,040)	(19,187)	(45,207)
(+) Bonus related to management and advisory	31,744	32,064	40,572	105,749	142,170
(+) Personnel expenses	20,125	21,981	24,731	50,814	85,529
(+) Other general and administrative expenses	15,431	16,200	19,298	42,804	67,106
(+) Placement fee amortization and rebates	21,015	20,527	20,823	36,401	78,603
(+) Corporate center expenses	77,652	75,796	70,234	192,225	297,597
PERFORMANCE RELATED EARNINGS (PRE)	1,727	4,892	1,619	22,303	12,875

OPERATING PROFIT	67,404	85,316	97,927	282,731	331,887
(-) Net revenue from unrealized performance fees	–	–	–	12,937	8,711
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	(1,159)	(3,083)
(+) Realized gain from GP investment income	4,285	6,082	6,093	25,314	30,113
SEGMENT DISTRIBUTABLE EARNINGS	71,689	91,398	104,020	319,824	367,628

NET INCOME	55,928	48,034	109,338	126,193	272,704
(-) Net revenue from unrealized performance fees	–	–	–	12,937	8,711
(+) Income tax from unrealized performance fees	–	–	–	(377)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	(1,159)	(3,083)
(-) Unrealized gain from GP investment income	279	(39,042)	2,595	19,764	(34,621)
(+) Income tax on unrealized gain from GP investment income	694	271	(90)	14	(2,298)
(-) Unrealized gain from financial income	–	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)xlv	(9,546)	41,338	(42,895)	4,613	(1,091)
(+) Income tax on contingent consideration	1,405	(7,735)	7,350	(1,841)	(949)
(+) Depreciation and amortization	6,231	6,182	8,361	15,404	28,246
(+) Equity-based compensation	5,003	9,814	5,753	18,991	28,001
(-) Income Taxes on Equity-based compensation	(117)	(660)	244	(602)	(307)
(+) Equity gain (loss)	2,201	(1,521)	(885)	3,701	(2,019)
(+) Dividends received	–	2,425	2,479	–	7,361
(+) Non-operational expenses including income tax related to realized expensexlvi	228	4,453	292	54,119	5,300
(+) OCI Adjustmentxlvii	–	20,449	(23,007)	–	(2,558)
(-) Minority Interest	–	(2,720)	(7,298)	–	(10,018)
ADJUSTED DISTRIBUTABLE EARNINGS	62,306	81,288	62,237	251,757	292,376

TOTAL NET REVENUE FROM SERVICES RENDERED	234,721	260,294	274,855	726,413	1,017,537
(-) Net revenue from realized performance fees	(3,077)	(13,301)	(2,890)	(50,930)	(36,231)
(-) Net revenue from unrealized performance fees	–	–	–	12,937	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	231,644	246,993	271,966	688,421	990,019

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1Q’26 Earnings Release May 11th, 2026

Balance Sheet Results

Assets	12/31/2025	03/31/2026
Current assets
Cash and cash equivalents	280,091	208,545
Cash and bank deposits	121,498	106,053
Financial instruments at fair value through profit or loss	153,729	84,671
Financial instruments at amortized cost	4,864	17,821
Financial instruments at fair value through profit or loss	1,534,471	755,707
Trade receivables	214,706	190,973
Sub-leases receivable	-	-
Taxes recoverable	20,010	20,011
Other assets	70,168	76,954
Total current assets	2,119,446	1,252,190

Non-current assets
Financial instruments at fair value through profit or loss	151,615	883,744
Financial instruments at amortized cost	6,141	5,741
Trade receivables	17,518	27,384
Taxes recoverable	1,225	3,003
Deferred taxes	47,393	39,873
Other receivables	38,315	37,687
	262,207	997,432

Investments accounted for using the equity method	65,796	69,903
	43,999	49,655
Property and equipment	74,095	71,456
Right of use - Leases	141,226	134,225
Intangible assets	1,326,216	1,318,733
Total non-current assets	1,913,539	2,641,404

Total Assets	4,032,985	3,893,594

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1Q’26 Earnings Release May 11th, 2026

Liabilities and equity	12/31/2025	03/31/2026
Current liabilities
Trade payables	13,369	13,692
Financial instruments at fair value through profit or loss	–	29,508
Deferred Revenue	–	39,843
Leases	33,307	57,115
Accounts payable	38,101	41,543
Labor and social security obligations	199,422	40,858
Loans and Financing	93,862	14,295
Taxes and contributions payable	35,047	9,706
Total current liabilities	413,108	246,560

Non-current liabilities
Accounts payable	6	–
Leases	126,877	124,430
Labor and social security obligations	9,221	7,635
Loans and Financing	872,770	845,529
Deferred taxes	4,641	3,900
Provision for contingencies	44,446	50,136
Retirement plans liabilities	508,416	528,814
	1,566,377	1,560,444

Total liabilities	1,979,485	1,807,004

Equity
Share capital	19	19
Additional paid-in capital	2,236,406	2,236,406
Treasury shares	(306,608)	(306,608)
Retained Earnings	91,974	138,344
Other reserves	(43,013)	(59,633)
	1,978,778	2,008,528

Non-controlling interests in the equity of subsidiaries	74,722	78,062

Total equity	2,053,500	2,086,590

Total liabilities and equity	4,032,985	3,893,594

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1Q’26 Earnings Release May 11th, 2026

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c)

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1Q’26 Earnings Release May 11th, 2026

personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x Minority interest comprises the portion of Verde Asset Management’s earnings attributable to the remaining 49.9% non-controlling interest, following Vinci Compass’ acquisition of a controlling 50.1% stake. As a result, Verde’s results are fully consolidated in Fee Related Earnings (FRE), and the non-controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE).

xi “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xii “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xiii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense).

xiv “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

xvi NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

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1Q’26 Earnings Release May 11th, 2026

xvii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xviii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

xix IPCA is a broad consumer price index measured by the IBGE.

xx IFIX is an index composed by listed REITs in the Brazilian stock Market.

xxi Brazil stock market most relevant index.

xxii S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market.

xxiii S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market.

xxiv CEMBI Broad Div tracks the performance of US dollar-denominated bonds issued by emerging market corporate entities.

xxv The J.P. Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating-rate debt instruments issued by corporate, sovereign, and quasi-sovereign entities.

xxvi PiP Cetes 28d is an index that invests in Cetes 28-day securities. Cetes are Treasury Certificates issued by the Mexican government.

xxvii Track record information is presented throughout this release on a pro forma basis and in local currency,

excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxviii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxix “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxx Committed capital for VCP III and VCP IV consider amounts of co-investments. Returns, however, consider only the amounts invested to the main funds. Track record presented for the VCP strategy as of 3Q’25, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxi Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

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1Q’26 Earnings Release May 11th, 2026

xxxii Track record for VIR strategy is presented as of 4Q’25, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxiii Track record for Vinci SPS strategy is presented as of 1Q’26.

xxxiv Track record for MAV strategy is presented as of 1Q’26.

xxxv Track record for Lacan strategy is presented as of 1Q’26.

xxxvi Track record for FIP Infra is presented as of 4Q’25.

xxxvii Track record for VIAS is presented as of 4Q’25.

xxxviii Total commitments for VICC are presented as of 4Q’25.

xxxix Track record for VFDL is presented as of 1Q’26.

xl Track record for Vinci Credit Infra is presented as of 1Q’26.

xli US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.8999, as of May 08, 2026, when dividends were approved by our Board of Directors.

xlii Per Share calculations are based on end of period Participating Common Shares.

xliii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xliv As of March 31, 2026, Public Float was comprised of 14,800,773 Class A common shares.

xlv Contingent consideration adjustment (after-tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period.

xlvi Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

xlvii OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss.

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